



CID-B-03-059

June 12, 2003

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

RECD S.E.C.
JUN 2 4 2003
1086

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Enclosed document is as follows:

- Convocation Notice of 19th Ordinary General Meeting of Shareholders

Thank you for your attention and cooperation.

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Yours faithfully,

Hideto Usa
Manager
Corporation Communications and Investor Relations Department
Corporate Planning & Communications Group
JSAT Corporation

dlw 6/30

Enclosure



To All Shareholders:

JSAT Corporation
1-11-1 Marunouchi, Chiyoda-ku, Tokyo

June 10, 2003

Convocation Notice of 19th Ordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend the 19th Ordinary General Meeting of Shareholders of JSAT Corporation, which will be held as written below.

If you are unable to attend the meeting in person, you may exercise your voting rights in writing. To do so, please review the attached reference materials, indicate "for" or "against" for each agenda item shown on the enclosed Exercise of Voting Rights Form, affix your seal to the Form, and return it immediately.

Sincerely,
Takuya Yoshida, Representative Director and Chief Executive Officer

1. Date & Time: Thursday the 26th of June 2003; 10:00 a.m.

2. Venue: Aoi-no-ma, Main Building 1st Floor, Toranomon Pastoral,
4-1-1 Toranomon, Minato-ku, Tokyo

3. Meeting Agenda:

Item to be reported:
Business Report, Balance Sheet, and Income Statement for the Company's 19th business year (from April 1, 2002 to March 31, 2003)

Items to be resolved:
Item 1: Approval of proposal for appropriation of retained earnings for the 19th business year
Item 2: Repurchase of shares
Item 3: Amendment of Articles of Incorporation
Item 4: Appointment of ten directors
Item 5: Appointment of three corporate auditors
Item 6: Issuance of stock acquisition rights for incentive stock options
Item 7: Payment of severance benefits to retiring directors and corporate auditors

Note : This translation should not be construed as a complete representation of the original notification written in Japanese.





CID-B-03-059

June 12, 2003

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk


RECD S.E.C.
JUN 2 4 2003
1086

JSAT Corporation

File No. 82-5111

<u>Exemption Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Enclosed document is as follows:

- Convocation Notice of 19th Ordinary General Meeting of Shareholders

Thank you for your attention and cooperation.

Yours faithfully,

Hideto Usa
Manager
Corporation Communications and Investor Relations Department
Corporate Planning & Communications Group
JSAT Corporation

Enclosure

PRESS RELEASE



To All Shareholders:

JSAT Corporation

1-11-1 Marunouchi, Chiyoda-ku, Tokyo

June 10, 2003

Convocation Notice of 19th Ordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend the 19th Ordinary General Meeting of Shareholders of JSAT Corporation, which will be held as written below.

If you are unable to attend the meeting in person, you may exercise your voting rights in writing. To do so, please review the attached reference materials, indicate "for" or "against" for each agenda item shown on the enclosed Exercise of Voting Rights Form, affix your seal to the Form, and return it immediately.

Sincerely,
Takuya Yoshida, Representative Director and Chief Executive Officer

1. Date & Time: Thursday the 26th of June 2003; 10:00 a.m.

2. Venue: Aoi-no-ma, Main Building 1st Floor, Toranomon Pastoral,
4-1-1 Toranomon, Minato-ku, Tokyo

3. Meeting Agenda:

Item to be reported:
Business Report, Balance Sheet, and Income Statement for the Company's 19th business year (from April 1, 2002 to March 31, 2003)

Items to be resolved:
Item 1: Approval of proposal for appropriation of retained earnings for the 19th business year
Item 2: Repurchase of shares
Item 3: Amendment of Articles of Incorporation
Item 4: Appointment of ten directors
Item 5: Appointment of three corporate auditors
Item 6: Issuance of stock acquisition rights for incentive stock options
Item 7: Payment of severance benefits to retiring directors and corporate auditors

Note : This translation should not be construed as a complete representation of the original notification written in Japanese.





CID-B-03-059

June 12, 2003

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Enclosed document is as follows:

- Convocation Notice of 19th Ordinary General Meeting of Shareholders

Thank you for your attention and cooperation.

Yours faithfully,

Hideto Usa
Manager
Corporation Communications and Investor Relations Department
Corporate Planning & Communications Group
JSAT Corporation

Enclosure

PRESS RELEASE


JSAT

To All Shareholders:

JSAT Corporation

1-11-1 Marunouchi, Chiyoda-ku, Tokyo

June 10, 2003

Convocation Notice of 19th Ordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend the 19th Ordinary General Meeting of Shareholders of JSAT Corporation, which will be held as written below.

If you are unable to attend the meeting in person, you may exercise your voting rights in writing. To do so, please review the attached reference materials, indicate "for" or "against" for each agenda item shown on the enclosed Exercise of Voting Rights Form, affix your seal to the Form, and return it immediately.

Sincerely,
Takuya Yoshida, Representative Director and Chief Executive Officer

1. Date & Time: Thursday the 26th of June 2003; 10:00 a.m.

2. Venue: Aoi-no-ma, Main Building 1st Floor, Toranomon Pastoral,
4-1-1 Toranomon, Minato-ku, Tokyo

3. Meeting Agenda:

Item to be reported:
Business Report, Balance Sheet, and Income Statement for the Company's 19th business year (from April 1, 2002 to March 31, 2003)

Items to be resolved:
Item 1: Approval of proposal for appropriation of retained earnings for the 19th business year
Item 2: Repurchase of shares
Item 3: Amendment of Articles of Incorporation
Item 4: Appointment of ten directors
Item 5: Appointment of three corporate auditors
Item 6: Issuance of stock acquisition rights for incentive stock options
Item 7: Payment of severance benefits to retiring directors and corporate auditors

Note : This translation should not be construed as a complete representation of the original notification written in Japanese.